Exhibit 2

ATTENTION NORTH AMERICAN PALLADIUM LTD. SECURITYHOLDERS:

June 30, 2015

Dear Securityholders of North American Palladium Ltd. (“NAP” or the “Corporation”), which collectively includes holders of NAP’s common shares (“Common Shares”), 6.15% convertible debentures due September 30, 2017 (the “2012 Debentures”), 7.5% convertible debentures due January 31, 2019 (the “Series 1 Debentures”), and 7.5% convertible debentures due April 11, 2019 (the “Series 2 Debentures” and together with the 2012 Debentures and the Series 1 Debentures, the “Debentures”).

You are invited to a meeting to consider and vote on, among other things, a resolution authorizing a plan of arrangement (the “Arrangement”) that involves NAP, holders of Common Shares, holders of Debentures, and BCP III NAP L.P. (“Brookfield”).

It is very important that you vote no matter how many Common Shares or Debentures you own. There are two votes that happen on the same day - one vote for holders of Common Shares and one vote for holders of Debentures.

For this transaction to proceed, both votes need to be passed with the approval of at least 66 2/3% of those voting in person or by proxy at the applicable meeting.

The meetings are being held in Toronto on July 30, 2015. Full details regarding the meetings are available in the enclosed Management Proxy Circular (the “Circular”).

If your securities are registered in your name, please vote by following the instructions on the enclosed form of proxy by no later than 10:00 am (Eastern time) on July 28, 2015 for Debentures and 10:30 am (Eastern time) on July 28, 2015 for Common Shares.

If your securities are registered in the name of a broker, custodian, nominee or other intermediary, please vote by following the instructions on the forms provided by your broker, custodian, nominee or other intermediary and contact your broker or intermediary if you need assistance.

Full details of the Arrangement are set out in the Circular. We urge you to read the Circular, consult your investment advisor and exercise your right to vote.

The Board believes that in light of the challenges posed by the Corporation’s existing capital structure, the Arrangement is the best alternative available to the Corporation and its securityholders. The Board believes that the proposed Arrangement will benefit the Corporation by:

•	deleveraging the Corporation’s balance sheet and improving its financial strength by retiring approximately $345.1 million of net debt,

•	decreasing its annual cash interest expense by approximately $36.0 million, and

•	mitigating the Corporation’s near term liquidity concerns and the Corporation’s limited access to capital.

In the event that the Arrangement is not implemented, the Corporation has agreed to pursue proceedings under creditor protection legislation which the Corporation believes would likely have a more negative effect on the Corporation and its stakeholders generally.

THE BOARD BELIEVES THAT IT IS EXTREMELY IMPORTANT THAT THE ARRANGEMENT BE APPROVED

AND IMPLEMENTED.

Following consultation with its financial advisor and outside legal counsel, the Board has unanimously determined to recommend to debentureholders and shareholders that they VOTE FOR the

Arrangement at the applicable meeting.

We urge you to give serious attention to the Arrangement and to support it in person or by proxy at the appropriate meeting scheduled to be held on July 30, 2015. The current proposal is integral to our objective of normalizing NAP’s capital structure, enhancing liquidity, and positioning NAP for future growth and profitability, an objective to which management of NAP and the Board of Directors are committed. We hope that we will receive your support.

If you are a holder of Common Shares or Debentures and have any questions or require more information with regard to voting your Common Shares or Debentures please contact NAP’s proxy solicitation agent, D.F. King Canada, at 1-800-845-1507 or by email at inquiries@dfking.com. We recommend that you vote your proxy as soon as possible, and in any event, no later than 10:00 a.m. (Eastern time) on July 28, 2015.

Your participation as a securityholder is very important to us.

Sincerely,

/s/ Robert J. Quinn
Robert J. Quinn
Chairman of the Board

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